                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                            ____________

                        S C H E D U L E  13D

              Under the Securities Exchange Act of 1934
                         (Amendment No. 2)*

                       PETROL INDUSTRIES, INC.
                       -----------------------
                          (Name of Issuer)

               COMMON STOCK, PAR VALUE $.10 PER SHARE
               --------------------------------------
                   (Title of Class of Securities)

                            716 502 10 9
                            ------------
                           (CUSIP Number)

SHWJ Oil & Gas Co., Inc.     Copy to:  Arlys C. Milan
P.O. Box 458                           P.O. Box 7941
Oil City, La  71061-0458               Shreveport, LA  71137-7941
Telephone: (318) 995-0404              Telephone: (318) 424-6396
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         (Name, Address and Telephone Number of Persons
        Authorized to Receive Notices and Communications)

                             June 20, 2005
        ------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space [ ].

Check the following space if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  (Continued on following page(s))



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CUSIP No. 716 502 10 9

                              SCHEDULE 13D
----------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS,
     I.R.S. IDENTIFICATION NOS., OF ABOVE PERSONS (ENTITIES ONLY)

                     SHWJ Oil & Gas Co., Inc.
----------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [  ]
                                                         (b) [  ]
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 3.  SEC USE ONLY
----------------------------------------------------------------------
 4.  SOURCE OF FUNDS:*     WC
----------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                            [  ]
----------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America - Texas
----------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

 7.  Sole Voting Power:       1,815,612

 8.  Shared Voting Power:

 9.  Sole Dispositive Power:  1,815,612

10.  Shared Dispositive Power:  0
---------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                         1,815,612
---------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                 [  ]
---------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         64.0%
---------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
                                 CO
---------------------------------------------------------------------















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ITEM 1.   SECURITY AND ISSUER

          This statement relates to the Common Stock, $.10 par value per share (the "Shares"), of Petrol Industries, Inc., a Nevada corporation ("Petrol"), the principal executive offices of which are located at 202 N. Thomas, Suite 4, Shreveport, Louisiana 71107-6539.

ITEM 2.   IDENTITY AND BACKGROUND

          This statement is being filed on behalf of SHWJ Oil & Gas Company, Inc. ("SHWJ"), a Texas Corporation, whose current mailing address is P.O. Box 458, Oil City, LA 71061-0458.

          Officers of SHWJ are Monte Anderson, President and Director, whose current mailing address is 2901 E. Van Owen, Orange, CA 92867, Mario Lanza, Secretary and Director, whose current mailing address is P.O. Box 458, Oil City, LA 71061-0458, and Joseph Lanza, Treasurer and Director, whose current mailing address is P.O. Box 458, Oil City, LA 71061-0458.

          During the last five years, the Officers of SHWJ have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such a proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          All of the Shares purchased by SHWJ on June 20 of this year were purchased with its working capital.

ITEM 4.   PURPOSE OF TRANSACTION

          On June 20, 2005, SHWJ purchased 562,000 shares in a private placement pursuant to an agreement dated March 30, 2005 by and between SHWJ and Petrol Industries, Inc. ("Petrol"), a Nevada corporation.

          SHWJ invested in the foregoing Shares to enhable Petrol to retire certain indebtedness in arrears and to develop and expand its operations and business.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          SHWJ owns an aggregate of 1,815,612 Shares, comprising approximately 64.0% of the outstanding Shares.

          SHWJ retains the sole power to vote and dispose of the 1,815,612 Shares described above.

          SHWJ purchased 562,000 Shares on June 20, 2005 pursuant to an agreement described in ITEM 4 at the asked price of $.40 per share. Except as set forth in ITEM 5, SHWJ has not purchased or sold any shares since it filed a Shedule 13D/A with the Commission on June 2, 2005.

ITEM 6.   CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          WITH RESPECT TO SECURITIES OF THE ISSUER

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) between SHWJ and any other person with respect to any securities of Petrol.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.





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                              SIGNATURE
                              ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                         S/Mario Lanza
                                ----------------------------------
                                      MARIO LANZA, DIRECTOR


DATE:  June 24, 2005



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).